EXHIBIT 3.1

AMENDMENT TO THE BYLAWS
OF
PEDEVCO CORP.

Effective December 3, 2012, Section 3.16 of the Bylaws of Pedevco Corp., formerly known as Blast Energy Services, Inc. (the "Company"),  are hereby amended and restated as follows:

3.16           Action by Consent.  Any action required to be taken at any annual or special meeting of stockholders of the Company or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the action so taken, shall have been signed by the holder or holders of shares representing at least the minimum number of votes that would be necessary to take the action that is the subject of the consent at a meeting in which each stockholder entitled to vote on the action is present and votes.

Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 50 days of the earliest dated consent delivered in the manner required by this section to the Company, written consents signed by a sufficient number of holders to take action are delivered to the Company by delivery to its registered office, its principal place of business or an officer or agent of the Company having custody of the book in which proceedings of meetings of stockholders are recorded.  Delivery made to the Company's registered office shall be by hand or by certified or registered mail, return receipt requested.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.